UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No. 22)(1)

LONGS DRUG STORES CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

543162 10 1

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 543162 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert M. Long

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 842,687

	6.	Shared Voting Power 1,275,017

	7.	Sole Dispositive Power 842,687

	8.	Shared Dispositive Power 1,275,017

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,117,704

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Longs Drug Stores Corporation
	(b)	Address of Issuer’s Principal Executive Offices P.O. Box 5222 Walnut Creek, California 94596

Item 2.
	(a)	Name of Person Filing Robert M. Long
	(b)	Address of Principal Business Office or, if none, Residence P.O. Box 5222 Walnut Creek, California 94596
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 543162 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

769,116 shares are held directly by the reporting person, a portion of which are held in a private IRA account.  156,113 shares are held by the reporting person in a fiduciary capacity as trustee or co-trustee of several trusts for the benefit of his family members.  42,976 shares are held jointly by the reporting person with his wife, Eliane Long.  1,149,499 shares are held by the reporting person in a fiduciary capacity as trustee of two private foundations.  The aggregate number of shares beneficially owned by the reporting person is 2,117,704.

In addition, the reporting person’s wife, Eliane Long, owns 15,445 shares of Class A Common Stock, as to which the reporting person disclaims beneficial ownership.
(b) Percent of class: 5.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 842,687
(ii) Shared power to vote or to direct the vote 1,275,017
(iii) Sole power to dispose or to direct the disposition of 842,687
(iv) Shared power to dispose or to direct the disposition of 1,275,017

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

With respect to the shares of common stock included on this Schedule 13G, the reporting person holds 1,305,612 shares in a fiduciary capacity on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. Such shares do not exceed five percent of the issuer's common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

The filing of this schedule shall not be construed as an admission that the reporting person is the beneficial owner of the shares of common stock reported in Item 6.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004
Date
/s/ Robert M. Long
Signature
Robert M. Long
Name/Title